CHINA YUCHAI APPOINTS NEW DIRECTOR

Singapore, Singapore, April 30, 2013 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today the re-appointment of Mr. Raymond C. K. Ho as an independent director of the Company with effect from April 30, 2013 to replace Mr. Matthew Richards who will be resigning on the same day.

Mr. Ho was in private practice as a solicitor in Hong Kong, Mainland China and Canada between 1983 and 2006 with diverse experience in both contentious and non-contentious matters related to corporate commercial, financial and transnational transactions. He is now practicing independently as an arbitrator. Mr. Ho was the Secretary General of the Law Society of Hong Kong from 2008 to 2011 and prior to that between 1999 and 2006, he was a partner of Fred Kan & Co., a law firm based in Hong Kong with operations in Tokyo, Japan and Tianjin, China. In addition, he has held public service positions with the Hong Kong Trade Development Council and Hong Kong International Arbitration Centre (HKIAC). He holds the degrees of Bachelor of Laws and Master of Social Sciences from the University of Hong Kong, as well as a Master of Laws degree from the University of London. He is a Fellow of the UK Chartered Institute of Arbitrators and is currently listed on the HKIAC’s panel of arbitrators.

Mr. Ho was previously a director of China Yuchai from June 2004 to September 2006 and will replace Mr. Richards on the Company’s Audit and Compensation committees.

The Board of Directors thanks Mr. Richards for his sustained contributions during his six and a half years tenure as a director of the Company. The Board wishes Mr. Richards all the best as he leaves the Board to focus on the development of Watiga & Co., which is his legal advisory business based out of Australia, specializing in corporate finance, private equity and corporate governance in Singapore, Indonesia and elsewhere in Asia. At the same time, the Board welcomes Mr. Ho back as a director and believes that his past knowledge of the Company as well as extensive legal and business experience will be beneficial to China Yuchai.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visithttp://www.cyilimited.com.

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com
dixon.chen@grayling.com